TaDah!



Whole Plant Based
Convenient
Authentic
Ethnic

Flexitarian's Dilemma

- Plant based/healthy often means uninspired flavors



- Not everyone wants overly engineered faux meat that bleeds



- Something other than a bean burrito or veggie nugget



3rd Wave Plantbased

- Flavor focused preparations developed over and used for centuries

- Authentic, convenient, innovative plant based foods

- Ethnic cuisine made modern and approachable



Falafel Street Wraps



TaDah!
FALAFEL STREET WRAP
WITH FETA GREEN PEPPER SALSA
TaDah!
FALAFEL STREET WRAP
WITH SPICY BROWN SUGAR HARISSA HUMMUS
14G PROTEIN
TaDah!
FALAFEL STREET WRAP
WITH FRESH LEMON-GARLIC HUMMUS
14G PROTEIN
TaDah!
FALAFEL STREET WRAP
WITH SWEET-SPICY HARISSA & LEBNI
13G PROTEIN

GF Falafel Poppers


GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Lemony Roasted Garlic Hummus
made with fresh herbs & blended spices filled with our lemon-garlic hummus
STUFFED CHICKPEA FRITTERS


GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Cucumber Dill Yogurt
made with fresh herbs & blended spices filled with our creamy tzatziki
STUFFED CHICKPEA FRITTERS


GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Harissa Hummus
made with fresh herbs & blended spices filled with our sweet-n-spicy harissa hummus
STUFFED CHICKPEA FRITTERS

Today's Shoppers

"Millennials value **convenience** …Many follow special diets such as Veganism or Gluten Free. They are a well educated generation when it comes to food and they love **authenticity**"

– Wendy Dimitri, The CRB Group

"Generation Z, those 17 and under, are the most ethnically diverse cohort…more likely to seek **innovative** and **ethnic cuisines**"

– Melissa Abbot, VP Culinary Insights
   at the Hartman Group



Market Validation

- 31% practice meat-free days

- 36% of consumers buy plant based meals

- About 83% of consumers are adding plant-based foods to their diets to improve health

- 600% increase in people identifying as vegans in the U.S in the last three years



Market Size – Future of Food

The plant-based food market is anticipated to reach a market valuation of US$ 38.4 billion by 2025



Growth Rate = 5.5x Total Food Sales

$3.4B — 2017
$4B — 2018
$4.5B — 2019
$5B — 2020

Plant-Based Food Sales

Overall Protein Consumption

50%

Plant-based protein (estimated by 2050)

KPI

- Over $10M in product sold

- On shelf in 3800+ retail locations

- Available in all major distributors via 32 DC's nationally

- 2020 Sales up 151% from 2019

- Over 900 POD coming on board in 2021

- Projecting $2.8M+ in 2021



Retail Banners















TaDah in the Media

- **Featured in emotional season 11 premiere of Shark Tank**
- **Received offers from 2 Billionaire Sharks**
- **"I couldn't stop eating the @tadahfoods samples. They were SO delicious, I was stunned they were straight from the package. It's not easy to be eating throughout the segment when you are supposed to be taking notes, but I finished everything on my plate!"**- Daniel Lubetzky



For TaDah, the deal means guidance from an industry titan, beyond just the financial investment. "He aligns so well with the ethos of our company," Sorial said.

"If you want proof that these are worth considering for your next meal – founder John Sorial went into the tank asking for $300,000 and left with a $500,000 investment." - AskMen

Media Coverage

Total Impressions	118,779,692
Total Mentions	38
Different Outlets	30







































USA TODAY
CNBC
Taste of Home
heavy.
FOOD BEAST
abc 7
delish
Eat This, Not That!
FOX 5
wework
VegNews
deli MARKET NEWS
WASHINGTON BUSINESS JOURNAL
askmen BECOME A BETTER MAN
HBN HOPKINS BIOTECH NETWORK
FOOD navigator-usa.com
Cincinnati.com
msn lifestyle
NOSH

Growth Curve



- Revenue is benefiting from uninterrupted production and strong orders from new and existing retail outlets
- Gross profit % is rising due to delivered model shift, enhanced pricing and production cost savings

Disclaimer: these projections cannot be guaranteed

Net Profitability in 2021



Net income (loss)

- Net profit gain from higher revenue, enhanced gross profit % and strict cost management

Disclaimer: these projections cannot be guaranteed

Debt Structure



Debt balances

- Tadah is current with all debt amortization and is committed to rapid debt reduction as cash flow permits
- We anticipate having the PPP loan ($23k) forgiven in Q1 2021. The EIDL loan ($107k) is 3.75% payable over 30 years

Disclaimer: These are forward looking projections and cannot be guaranteed.

The Ask: $1.0M via Reg CF

Investment Dollars

1. Consistent inventory to supply current growing national footprint
2. Team build out in operations, sales, & marketing support
3. Sourcing and process optimization
4. Increased in-store promotions and robust influencer marketing campaign
5. Launch 2-6 new SKUs



Leading the Plantbased 3ʳᵈ Wave

- Flavor Focused
- National Footprint
- Authentic

- Ethnic
- Convenient
- Socially Conscious

